SECURITI 10028191 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
112

SEC FILE NUMBER
8-30447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **METLIFE SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Martinez — 908-253-2680
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, John G. Martinez, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MetLife Securities, Inc. as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/2010
Date

VP & Financial and Operations Principal
Title

Subscribed and sworn to before me on
this 25th day of February, 2010

Notary Public

M. L. SANCHEZ
Notary Public of New Jersey County of Somerset
I.D. #2115669
Commission Expires 9/15/2013

METLIFE SECURITIES, INC.
(SEC. I.D. No. 8-30447)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of

MetLife Securities, Inc.

We have audited the accompanying statement of financial condition of MetLife Securities, Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MetLife Securities, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2010

METLIFE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash and cash equivalents	$ 68,058,463
Cash segregated pursuant to Federal regulations	9,714,240
Commissions and fees receivable	3,709,000
Receivable from affiliates	5,488,560
Secured demand note receivable	51,000,000
Prepaid expenses	2,829,275
Deferred tax asset	851,909
Other assets	1,209,462
TOTAL ASSETS	$ 142,860,909
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 43,875,869
Due to affiliates	10,668,533
Due to customers	7,740,664
Accrued expenses and other liabilities	3,617,225
	65,902,291
Note payable under subordinated secured demand note collateral agreement	51,000,000
STOCKHOLDER'S EQUITY:	
Common stock, $2,000 par value; authorized 2,000 shares; issued and outstanding 25 shares	50,000
Additional paid-in capital	43,000,000
Accumulated deficit	(17,091,382)
Total stockholder's equity	25,958,618
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 142,860,909

See notes to statement of financial condition.

1. ORGANIZATION

MetLife Securities, Inc. (the "Company") is a wholly-owned subsidiary of MetLife, Inc.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), a registered investment adviser under the Investment Advisers Act of 1940, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's business includes the offering of equity and debt securities, mutual funds, as well as investment advisory and financial planning services. The Company also sells variable annuity and variable life products issued by affiliated and unaffiliated insurance carriers.

The Company executes and clears its brokerage transactions on a fully disclosed basis through Pershing LLC ("Pershing") and as agent directly with mutual fund companies, insurance companies and investment advisers. In connection with the sale of mutual funds, the Company receives fees under Rule 12b-1 of the Investment Company Act of 1940.

"MetLife" as used in these notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company), including Metropolitan Life Insurance Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation - The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of Financial Statements - The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. Included in cash equivalents are $18,999,373 of U.S. Government and U.S. Government Agency securities and $41,014,503 of money market funds held at Pershing. Substantially all the remaining balance is cash on deposit with JPMorgan Chase.

Cash Segregated Pursuant to Federal Regulations – The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3. The cash is held at JPMorgan Chase.

Revenue Recognition – Brokerage transactions and related commission revenue and expense are recorded on a trade date basis. Fee revenues are recorded on an accrual basis.

The Company recognizes first year commission revenue and related commission expense upon the satisfactory completion of the application process for the purchase of variable annuity and variable life products. Renewal commission revenues and related commission expenses are recognized on an accrual basis.

Income Taxes – The Company is a member of the consolidated federal income tax group established by MetLife, Inc. for its wholly owned subsidiaries and participates in a tax sharing agreement with MetLife. As a result, the Company's income and deductions are included in the consolidated return and any computed federal taxes payable or receivable are due to or from MetLife, Inc. or its affiliates. MetLife allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company also files tax returns with various state taxing agencies, both on a stand alone and combined basis with various MetLife subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such MetLife subsidiaries.

The Company recognizes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

Adoption of New Accounting Pronouncements - In June 2009, the Financial Accounting Standards Board ("FASB") approved FASB Accounting Standards Codification ("Codification") as the single source of authoritative accounting guidance used in the presentation of financial statements in conformity with GAAP for all non-governmental entities. Codification, which changed the referencing and organization of accounting guidance without modification of existing GAAP, is effective for periods ending after September 15, 2009. Since it did not modify existing GAAP, Codification did not have any impact on the Company's financial condition. On the effective date of Codification, substantially all existing non-SEC accounting and reporting standards are superseded and, therefore, are no longer referenced by title in the accompanying notes to the statement of financial condition.

Effective April 1, 2009, the Company adopted prospectively new guidance which establishes general standards for accounting and disclosure of events that occur subsequent to the balance sheet date but before the statement of financial condition is issued or available to be issued. It also requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. The Company has provided all of the required disclosures in its financial statement.

3. RELATED PARTY TRANSACTIONS

The Company earns commissions from affiliates for sales of variable annuity and variable insurance products of affiliated insurance companies equal to the Company's expenses incurred related to the sales of such products.

The Company earns fees for products that are serviced by MetLife. The Company pays a fee to MetLife for administrative and recordkeeping services related to such products equal to the difference between the amount of fees earned and the related commission expense recognized.

MetLife provides services and support functions, including, but not limited to, payroll, legal, compliance and other general corporate services and charges the Company its allocated portion of such costs. In addition, the Company is allocated costs related to information systems.

MetLife also provides support for the sales force and accordingly is paid a portion of the Company's commission revenues.

MetLife disburses compensation and other amounts on behalf of the Company, for which the Company reimburses MetLife. Due to affiliates represents amounts due to MetLife for allocated services and support functions, and amounts disbursed by MetLife on behalf of the Company.

4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2009, the Company had net capital of $62,386,130, which was $62,136,130 in excess of the requirement of $250,000.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Company and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the 1934 Act.

5. EMPLOYEE BENEFIT PLANS

MetLife sponsors and administers defined benefit and defined contribution pension plans. For the defined benefit plan, the benefits are based on years of credited service and final average earning history. MetLife matches employee contributions to its defined contribution plan.

6. INCOME TAXES

The federal deferred tax asset primarily relates to contingency reserves. The state deferred tax asset primarily relates to contingency reserves and net operating loss carryforwards. A 100% state deferred tax asset valuation allowance of $1,305,845 has been established at December 31, 2009, representing a $916,318 increase for the year ended December 31, 2009.

As of December 31, 2009, the Company had state net operating loss carryforwards of $15,782,600 which continue to expire in 2010.

7. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a number of litigation matters. In some of the matters, very large and/or indeterminate amounts are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus the specific monetary relief sought is not noted.

Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

On a monthly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's statement of financial condition. The review includes senior legal and financial personnel of the Company and MetLife. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2009.

A former Tennessee representative admitted to the Company's investigators that he had been moving funds from customers' accounts into his real estate business. The local police, U.S. Postal Inspectors, Internal Revenue Service ("IRS"), Secret Service, SEC, FINRA, and the Tennessee Securities Department are investigating the former representative, and the Company is cooperating with the investigations. The Company has reimbursed many of the customers. Further, investors who allegedly invested in a real estate venture with the former representative have named the Company and the former representative in a lawsuit filed in state court in Sullivan County, Tennessee. There are three pending actions in Tennessee state court relating to the former representative's alleged misconduct.

A former New York representative was indicted by the U.S. Attorney's Office and has pled guilty to the charges of mail and wire fraud. The Company also has received and responded to inquiries related to the matter from FINRA and the SEC. Additionally, the Company has settled a lawsuit brought by a customer of the former representative.

A former West Virginia representative confessed that he had misappropriated funds from five clients, four of whom have been customers of the Company. The Company had contacted the FBI and other regulatory authorities. The West Virginia Department of Insurance requested documents. The Company reached a settlement with two of the clients. The former representative has been sentenced to prison and ordered to provide restitution to the customers and the Company.

Claims have been brought by two customers involving the alleged actions of two of the Company's former registered representatives who allegedly solicited customer to purchase securities not approved by the Company ("Selling Away"). FINRA, the Rhode Island Department of Securities, and the U.S. Postal Service have ongoing investigations into the representatives' alleged conduct.

Additionally, FINRA is continuing an investigation related to alleged Selling Away by a registered representative in Georgia.

The Company is a defendant in two regulatory matters brought by the Illinois Department of Securities. In 2005, the Company received a notice from the Illinois Department of Securities asserting possible violations of the Illinois Securities Act in connection with the alleged failure to disclose portability with respect to sales of a former affiliate's mutual funds and representative compensation with respect to proprietary products. A response has been submitted and in January 2008, the Company received notice of the commencement of an administrative action by the Illinois Department of Securities. In May 2008, the Company's motion to dismiss the action was denied. In the second matter, in December 2008, the Company received a Notice of Hearing from the Illinois Department of Securities based upon a complaint alleging that the Company failed to reasonably supervise one of its former registered representatives in connection with the sale of variable annuities to Illinois investors. The Company intends to vigorously defend against the claims in these matters.

FINRA has commenced an investigation into the possible involvement of Company registered representatives in a large fraudulent investment scheme. The Company has been conducting an internal investigation and cooperating with FINRA.

The Company has received approximately 20 customer complaints as well as regulatory inquiries arising from the activities of a former registered representative, alleging that the amount of variable life insurance the representative recommended for the customers' defined benefit plans exceeded to the amount allowed by the IRS.

A complaint was filed in San Diego state court by plaintiffs, alleging that the administrator of the plaintiffs' deferred compensation plan purchased corporate-owned life insurance policies with plan contributions from the Company's registered representative and that the plan assets were ultimately depleted by the plan administrator. A settlement of the case was reached in November 2009. The Company has also responded to a related FINRA inquiry.

A FINRA arbitration was initiated by a claimant seeking damages arising from a variable annuity and an investment account sold in 2003 and 2007 by two of the Company's registered representatives. The claims focus on suitability, disclosures and supervision issues.

Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's statement of financial condition have arisen in the course of the Company's business. Further, regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations.

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect.

8. SECURED DEMAND NOTE

The Company is a party to a Secured Demand Note ("SDN") Collateral Agreement with MetLife Insurance Company of Connecticut ("MICC") pursuant to which MICC transferred securities to the Company to collateralize MICC's obligation to lend $51 million to the Company. The SDN matures on April 30, 2010 and bears interest at 0.5% per annum.

At December 31, 2009 the collateral consisted of U.S. Government securities with a fair value approximating $66.0 million. The Company has not exercised its right to sell or repledge the collateral.

The SDN provides the Company with additional regulatory capital toward meeting the minimum net capital requirement under Rule 15c3-1. The corresponding liability "Note payable under subordinated secured demand note collateral agreement" is subordinate to the claims of the general creditors. To the extent that the subordinated borrowing is required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, it may not be repaid.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing broker provide that the Company is obligated to assume any responsibility related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. Accordingly, at December 31, 2009, the Company has recorded no liabilities with respect to these obligations.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold, but not yet purchased by the Company involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities increases. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by management.

10. SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events on February 25, 2010, the date the December 31, 2009 statement of financial condition of the Company was issued.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2010

MetLife Securities, Inc.
1095 Avenue of the Americas
New York, NY 10036

In planning and performing our audit of the financial statements of MetLife Securities, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP